Exhibit 99.2

March 3, 2026

The Boards of Directors

Community Savings Bank

CSB Financial Inc.

503 West Plane Street

Bethel, OH 45106

Re:      Plan of Conversion Subscription Rights

Community Savings Bank

Members of the Boards of Directors:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of CSB Financial Inc. (the “Company”), with regard to the stock offering of the Company.

Because the subscription rights to purchase shares of common stock of the Company, which are to be issued to certain depositors of Community Savings Bank and other persons, and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in any direct community offering, we are of the opinion that:

(1)       The subscription rights will have no ascertainable fair market value, and

(2)       The price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the subscription rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

FinPro Capital Advisors

46 East Main Street • Suite 303 • Somerville, NJ 08876 • 908.234.9398 ● www.finprocapitaladvisors.com

FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.